UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1251 Lumpkin Rd.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,208*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,208*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,208
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%**
14	Type of Reporting Person OO

*	Consists of Class A Common Stock held by Bayou.
**	Based on a total of 22,245,212 shares of issued and outstanding Class A Common Stock reported by the Issuer (as defined in Item 1) on the Form 10-Q filed by Issuer on October 28, 2024.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,208*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,208*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,208
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%**
14	Type of Reporting Person IN

*	Consists of Class A Common Stock held by Bayou.
**	Based on a total of 22,245,212 shares of issued and outstanding Class A Common Stock reported by the Issuer (as defined in Item 1) on the Form 10-Q filed by Issuer on October 28, 2024.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D, as amended to date, filed jointly by Bayou Well Holdings Company, LLC (“Bayou”) and Richard E. Agee (collectively, the “Reporting Persons”) (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(A)	Bayou Well Holdings Company, LLC

As of the date hereof, Bayou may be deemed the beneficial owner of a total of 1,863,208 shares of Class A Common Stock, constituting approximately 8.4% of the issued and outstanding shares of Class A Common Stock, consisting of 1,863,208 shares of Class A Common Stock owned directly by Bayou.

(B)	Richard E. Agee

As of the date hereof, Richard E. Agee may be deemed the beneficial owner of a total of 1,863,208 shares of Class A Common Stock, constituting approximately 8.4% of the issued and outstanding shares of Class A Common Stock, consisting of 1,863,208 shares of Class A Common Stock owned directly by Bayou.

(C) Annex A attached hereto lists all transactions in Class A Common Stock, since Amendment No. 6 to the Schedule 13D was filed on December 4, 2024, by the Reporting Persons or on behalf of the Reporting Persons. The transactions in Class A Common Stock set forth on Annex A were effected in the open market through a broker.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

ANNEX A

TRANSACTIONS

The following table sets forth a list of all transactions in the Class A Common Stock, since Amendment No. 6 to the Schedule 13D was filed on December 4, 2024, by the Reporting Persons or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on the date hereof.

Date	Effected By	Nature of Transaction	Quantity	Average Price
12/05/2024	Richard E. Agee	Open Market Sale	18,970	$16.9358
12/05/2024	Bayou	Open Market Sale	54,608	$17.0602
12/06/2024	Richard E. Agee	Open Market Sale	200	$16.565
12/06/2024	Bayou	Open Market Sale	27,635	$16.5782
12/09/2024	Richard E. Agee	Open Market Sale	7,594	$15.747
12/09/2024	Bayou	Open Market Sale	21,729	$15.819
12/10/2024	Bayou	Open Market Sale	116,136	$15.6937
12/11/2024	Richard E. Agee	Open Market Sale	111,167	$15.6869
12/12/2024	Bayou	Open Market Sale	30,791	$15.5167